Mail Stop 3233

                                                                October 16,
2018

     Via E-mail
     Geoffry P. Andres
     Property President
     Studio City International Holdings Limited
     36/F, The Centrium
     60 Wyndham Street
     Hong Kong

            Re:    Studio City International Holdings Limited
                   Amendment No. 1 to Registration Statement on Form F-1 Filed October 9, 2018
                   File No. 333-227232

     Dear Mr. Andres:

           We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2018 letter.

     Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 81

        1. Please tell us how you determined it was unnecessary to reflect the sale of the ADSs within your pro forma financial statements. Reference is made to Rule 11.01 of
           Regulation S-X.
 Geoffry P. Andres
Studio City International Holdings Limited
October 16, 2018
Page 2

        You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Shannon
Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or me at (202) 551-3215 with any other questions.


                                                            Sincerely,

                                                            /s/ Kim McManus

                                                            Kim McManus
                                                            Senior Counsel
                                                            Office of Real
Estate and
                                                            Commodities

cc:     Jacqueline Wenchen Tang, Esq.